Exhibit 99.1

Jumei Reports Unaudited Second Quarter 2014 Financial Results

-- "Company sees continued fast growth in financial and operating performance" --

BEIJING, Aug. 18, 2014 /PRNewswire/ -- Jumei International Holding Limited (NYSE: JMEI) ("Jumei" or the "Company"), China's leading online retailer of beauty products, today announced its unaudited financial results for the second quarter ended June 30, 2014. The Company will host a conference call to discuss the results at 8:00 AM U.S. Eastern Daylight Time on August 19, 2014 (8:00 PM China time on the same day).

Second Quarter 2014 Highlights

•	Total net GMV[1] increased 64.3% year-over-year to US$289.4 million, primarily due to a 42.9% increase in the number of active customers[2] and a 39.2% increase in total orders[3]
•	Net revenues increased 41.9% year-over-year to US$154.4 million
•	Gross profit as a percentage of net revenues increased to 46.3% from 41.5% during the same period of 2013. Gross profit as a percentage of total net GMV decreased to 24.7% from 25.7% for the same period in 2013, primarily due to the expansion of marketplace services.
•	Net income attributable to ordinary shareholders increased 53.6% to US$15.4 million
•	Non-GAAP net income attributable to ordinary shareholders[4] increased 68.2% to US$17.8 million
•	The Company successfully completed its IPO on the New York Stock Exchange on May 16, 2014. Including the exercise of the over-allotment and the concurrent private placement, the Company raised a total of US$429.9 million.

[1]	"Net GMV" are to the sum of (i) net revenues generated from merchandise sales, and (ii) net revenues generated from marketplace services and adding back corresponding payables to our third-party merchants;
[2]	An "active customer" for a specified period is a customer that made at least one purchase during the period;
[3]	Total orders are defined as the total number of orders placed during the period, excluding rejected or returned orders;
[4]	Non-GAAP net income attributable to ordinary shareholders is a non-GAAP financial measure, which is defined as net income attributable to ordinary shareholders excluding share-based compensation expenses. See "Use of Non-GAAP Financial Measures" and "Unaudited Reconciliation of GAAP and Non-GAAP Results."

Mr. Leo Chen, founder and CEO of Jumei, stated, "We are thrilled to report robust quarterly financial results, which reflect our continued growth momentum and increasing operational efficiencies, evidenced by 64.3% year-over-year growth in total net GMV, 41.9% growth in net revenues, and a 53.6% increase in net income attributable to ordinary shareholders. This is our first quarterly earnings announcement after our successful IPO on the New York Stock Exchange on May 16, 2014, which was a significant milestone in Jumei's history. We are committed to enhancing our supply chain management and implementing strict quality control measures so that we can continue to attract more top-tier beauty brands from both China and around the world. As a part of these efforts, we expanded random product testing in June 2014 in order to reinforce Jumei's reputation for quality and reliability with Chinese consumers. Our purpose is to raise the bar in China's online beauty industry and set new benchmarks in our ongoing anti-counterfeiting campaign."

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Ms. Mona Gao, Co-CFO of Jumei, added, "This marks the ninth consecutive quarter in which we have posted strong and profitable growth. This performance clearly reinforces our significant market leading position in China's online B2C beauty market and demonstrates our ability to continue to cross sell into other female categories such as apparel."

Mr. Yunsheng Zheng, Co-CFO of Jumei concluded, "Looking forward, we will continue to focus on our strategy of adding more private label and exclusive beauty products to our wide range of product offerings. Striking a balance between our product offerings and market place services along with the continued execution of our strategy, should allow us to maximize shareholder value over the long term."

Unaudited Second Quarter 2014 Financial Results

Total net revenues were US$154.4 million, an increase of 41.9% from US$108.8 million in the second quarter of 2013. This increase was primarily attributable to the increase in the number of active customers and total orders. The number of active customers increased by 42.9% to approximately 5.0 million from approximately 3.5 million in the same period of 2013. The number of total orders increased by 39.2% to approximately 11.0 million from approximately 7.9 million in the same period of 2013.

Gross profit was US$71.5 million, an increase of 58.3% from US$45.2 million in the second quarter of 2013. Gross profit as a percentage of net revenues increased to 46.3% from 41.5% during the same period of 2013. The increase was mainly attributable to the higher percentage of net revenues generated from marketplace services. Gross profit from merchandise sales as a percentage of net GMV of merchandise sales increased to 32.8% from 32.2% in the same period of 2013, primarily as a result of the increased percentage of net revenues generated from sales of exclusive products and improved economies of scale. Gross profit as a percentage of net GMV decreased to 24.7% from 25.7% in the same period of 2013, primarily due to the expansion of marketplace services.

Total operating expenses were US$50.4 million, an increase of 96.6% from US$25.7 million in the second quarter of 2013. The increase reflects the Company's overall business expansion. Operating expenses as a percentage of total net GMV increased to 17.4% from 14.6% during the same period of 2013, primarily due to the expanded scale of the business and related marketing expenses.

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•	Fulfillment expenses were US$19.5 million, an increase of 54.4% from US$12.6 million in the same period of 2013. The increase was mainly due to the significant increase in the number of orders fulfilled. Fulfillment expenses as a percentage of total net GMV decreased to 6.7% from 7.2% for the same period of 2013, primarily due to the increased percentage of net GMV generated from apparel marketplace services, for which the Company does not provide fulfillment services.
•	Marketing expenses were US$21.9 million, an increase of 146.2% from US$8.9 million for the same period of 2013. The increase was primarily a result of Jumei's successful marketing campaigns and brand promotion activities, and directly reflects the Company's efforts to grow its customer base and gain market share in the female beauty and apparel market. Marketing expenses as a percentage of total net GMV increased to 7.6% from 5.1% for the same period of 2013.
•	Technology and content expenses were US$4.7 million, an increase of 110.7% from US$2.2 million in the same period of 2013. The increase reflects Jumei's ongoing investments in the Company's information technology platform and commitment to recruit top research and development talents in order to provide better technology-enabled services to both consumers and merchants. Technology and content expenses as a percentage of total net GMV increased to 1.6% from 1.3% for the same period of 2013.
•	General and administrative expenses were US$4.3 million, an increase of 129.8% from US$1.9 million for the same period of 2013. The increase was mainly due to increases in general and administrative staff headcount and rental and office expenses to support business growth. General and administrative expenses as a percentage of total net GMV increased to 1.5% from 1.1% for the same period of 2013.

Income from operations was US$21.1 million, an increase of 7.9% from US$19.5 million for the same period of 2013.

Non-GAAP income from operations, which excludes US$2.5 million in share-based compensation expenses, was US$23.6 million, an increase of 16.9% from US$20.2 million for the same period of 2013.

Net income attributable to ordinary shareholders was US$15.4 million, an increase of 53.6% from US$10.0 million for the same period of 2013. Net margin attributable to ordinary shareholders increased to 9.9% from 9.2% for the same period of 2013. Net income per basic and diluted ADS were US$0.15 and US$0.13, respectively, compared with US$0.17 and US$0.12 for the same period of 2013, respectively.

Non-GAAP net income attributable to ordinary shareholders, which excludes share-based compensation expenses, was US$17.8 million, an increase of 68.2% from US$10.6 million for the same period of 2013. Non-GAAP net margin attributable to ordinary shareholders increased to 11.6% from 9.8% for the same period of 2013. Non-GAAP net income per basic and diluted ADS were US$0.17 and US$0.16, respectively, compared with US$0.18 and US$0.13 for the same period of 2013, respectively.

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Share Count

The Company's weighted average number of ADSs used in computing diluted earnings per ADS was 114,512,550.

Balance Sheet

As of June 30, 2014, the Company had cash and cash equivalents of US$84.0 million, and short-term investments of US$493.3 million.

Business Highlights

Random sample spectrum analysis testing

Jumei began expanding the scope of random sample testing in June 2014, when the Company's Beijing consulting laboratory increased the sample size for testing from 12% of third party merchants to more than 67%, covering 17% of beauty product marketplace SKUs. The tests in June discovered no instances of counterfeiting or other product discrepancies. Jumei has already begun posting monthly spectrum analysis audits of third party merchants in Chinese, which can be found at http://www.jumei.com/act/sepuceshi.html. The spectrum analysis audits will be updated monthly to reflect the previous month's testing results.

Authentic Beauty Product Alliance

As of July 30, 2014, the Authentic Beauty Product Alliance (ABPA) had 84 members, and accounted for approximately 70% of Jumei's merchandise sales GMV. All such brands are available on Jumei's platform.

Business Outlook

For the year of 2014, the Company expects its non-GAAP net income to be between US$81 million and US$87 million, representing a year-over-year growth rate of approximately 40% to 50%. These forecasts reflect the Company's current and preliminary view on the market and operational conditions, which are subject to change.

Conference Call information

Jumei's management will host a conference call on Tuesday, August 19, 2014 at 8:00 a.m. U.S. Eastern Daylight Time (8:00 p.m. Beijing/Hong Kong Time on the same day) to discuss the financial results.

The dial-in details for the earnings conference call are as follows:

Hong Kong:	800-908-575 (Toll Free)
3056-2688 (Toll/Mobile)

China:	800-803-6152 (Toll Free)
400-603-9021 (Toll/Mobile)

USA:	1-877-679-2987 (Toll Free)
646-502-5131 (Toll/Mobile)

UK:	0800-376-2927 (Toll Free)
020-7660-2114 (Toll/Mobile)

Participant PIN Code:	794133#

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Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 12:00 a.m. U.S. Eastern Daylight Time, September 18, 2014. The dial-in details for the replay are as follows:

International:	852-3060-0238
USA:	1-866-345-5132
Passcode:	213236#

A live and archived webcast of the conference call will be available on the Investor Relations section of Jumei's website at http://jumei.investorroom.com/.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles ("GAAP"), Jumei uses non-GAAP income from operations, non-GAAP net income attributable to ordinary shareholders, non-GAAP net margin attributable to ordinary shareholders and non-GAAP net income per ADS, by excluding share-based compensation expenses from operating profit and net income attributable to the Company's shareholders, respectively. The Company believes these non-GAAP financial measures are important to help investors understand Jumei's operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess Jumei's core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of Jumei's results. The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses in the reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating Jumei's performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

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About Jumei International Holding Limited

Jumei (NYSE: JMEI) is China's No. 1 online retailer of beauty products as measured by gross merchandise volume, with a market share of 22.1% in 2013, according to a commissioned research report by Frost & Sullivan. Jumei's internet platform is a trusted destination for consumers to discover and purchase branded beauty products and fashionable apparel and other lifestyle products through the Company's jumei.com website and mobile application. Leveraging its deep understanding of customer needs and preferences, as well as its strong merchandizing capabilities, Jumei has adopted multiple effective sales formats to encourage product purchases on its platform, including curated sales, online shopping mall and flash sales.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Jumei's strategic and operational plans, contain forward-looking statements. Jumei may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Jumei's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, results of operations and financial condition; the expected growth of the Company's curated sales, online shopping mall and flash sales in China; the Company's ability to attract and retain new customers and to increase revenues generated from repeat customers; its ability to obtain the authorization of more exclusive products; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China's online retailers of beauty products; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Jumei's filings with the SEC, including its registration statement on Form F-1, as amended. All information provided in this press release and in the attachments is as of the date of this press release, and Jumei does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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For investor and media inquiries, please contact:

Jumei International Holding Limited
Mr. Sterling Song
Investor Relations Director
Phone: +86-10-5676-6983
kans@jumei.com

Christensen
In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
E-mail: carnell@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com

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JUMEI INTERNATIONAL HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data and per share data)

	December 31, 2013	June 30, 2014
	US$	US$

ASSETS
Current assets:
Cash and cash equivalents	111,402	83,960
Short-term investments	4,100	493,306
Accounts receivable, net	2,807	4,171
Amount due from related parties	-	140
Inventories	32,653	53,252
Advances to suppliers	22,343	13,030
Prepayments and other current assets	9,289	11,099
Deferred tax assets	292	289
Total current assets	182,886	659,247

Non-current assets:
Property, equipment and software, net	5,394	6,738
Intangible assets, net	36	27
Goodwill	2,320	2,320
Deferred tax assets	2,706	2,140
Other non-current assets	1,969	2,177
Total non-current assets	12,425	13,402
Total assets	195,311	672,649

Current liabilities
Accounts payable	88,766	121,009
Amount due to related parties	280	-
Advances from customers	4,506	6,306
Tax payable	16,264	12,984
Accrued expenses and other current liabilities	9,835	15,124
Total current liabilities	119,651	155,423
Non-current liabilities
Other non-current liabilities	-	972
Total non-current liabilities	-	972
Total liabilities	119,651	156,395
Mezzanine Equity
Series A-1 Redeemable Preferred Shares	647	-
Series A-2 Redeemable Preferred Shares	8,854	-
Series B Redeemable Preferred Shares	7,683	-
Total mezzanine equity	17,184	-

Shareholders' equity:
Ordinary shares	20	36
Additional paid-in capital	32,652	456,170
Statutory reserves	449	449
Retained earnings	24,238	59,211
Accumulated other comprehensive income	1,117	388
Total shareholders' equity	58,476	516,254
Total liabilities, mezzanine equity and shareholders' equity	195,311	672,649

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JUMEI INTERNATIONAL HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(U.S. dollars in thousands, except share data and per share data)

	For the three months ended
	June 30, 2013	March 31, 2014	June 30, 2014
	US$	US$	US$
Net revenues:
Merchandise sales	93,716	129,833	123,316
Marketplace services	15,049	25,026	31,043
Total net revenues	108,765	154,859	154,359
Cost of revenues	(63,582)	(86,517)	(82,843)
Gross profit	45,183	68,342	71,516
Operating expenses:
Fulfillment expenses	(12,649)	(19,886)	(19,524)
Marketing expenses	(8,908)	(23,432)	(21,933)
Technology and content expenses	(2,222)	(4,256)	(4,681)
General and administrative expenses	(1,874)	(3,656)	(4,307)
Total operating expenses	(25,653)	(51,230)	(50,445)
Income from operations	19,530	17,112	21,071
Other income/(expenses):
Interest income	213	884	2,206
Others, net	165	2,693	1,488
Income before tax	19,908	20,689	24,765
Income tax expenses	(4,099)	(4,138)	(5,587)
Net income	15,809	16,551	19,178
Accretion to preferred share redemption value	(449)	(520)	(235)
Income allocation to participating Redeemable Preferred Shares	(5,367)	(5,538)	(3,589)
Net income attributable to ordinary shareholders	9,993	10,493	15,354

Net income	15,809	16,551	19,178
Foreign currency translation adjustment, net of nil tax	379	(746)	17
Comprehensive income	16,188	15,805	19,195

Net income per share
- Basic	0.17	0.16	0.15
- Diluted	0.12	0.12	0.13
Net income per ADS (1 ordinary share equals to 1 ADS)
- Basic	0.17	0.16	0.15
- Diluted	0.12	0.12	0.13

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Weighted average shares outstanding used in computing net income per share
- Basic	57,971,786	66,471,596	102,350,714
- Diluted	82,870,484	84,718,363	114,512,550

	For the three months ended
	June 30, 2013	March 31, 2014	June 30, 2014
	US$	US$	US$

Share-based compensation expenses included are follows:
Fulfillment expenses	-	226	243
Marketing expenses	116	393	1,130
Technology and content expenses	276	242	418
General and administrative expenses	228	505	701
Total	620	1,366	2,492

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JUMEI INTERNATIONAL HOLDING LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(U.S. dollars in thousands, except share data and per share data)

	For the three months ended
	June 30, 2013	March 31, 2014	June 30, 2014
	US$	US$	US$

Income from operations	19,530	17,112	21,071
Share-based compensation expenses	620	1,366	2,492
Non-GAAP income from operations	20,150	18,478	23,563

Net income attributable to ordinary shareholders	9,993	10,493	15,354
Share-based compensation expenses	620	1,366	2,492
Non-GAAP net income attributable to ordinary shareholders	10,613	11,859	17,846

Non-GAAP net income per share
- Basic	0.18	0.18	0.17
- Diluted	0.13	0.14	0.16
Non-GAAP net income per ADS (1 ordinary share equals to 1 ADS)
- Basic	0.18	0.18	0.17
- Diluted	0.13	0.14	0.16
Non-GAAP weighted average shares outstanding used in computing net income per share:
- Basic	57,971,786	66,471,596	102,350,714
- Diluted	82,870,484	84,718,363	114,512,550

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